UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C., 20549

Form 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) July 28, 2003

LEFT RIGHT MARKETING TECHNOLOGY, INC.

(Exact name of registrant as specified in charter)
(formerly Global Gaming Technology, Inc.)

Delaware
(State of other jurisdiction of
incorporation or organization)

02-0314487
(I.R.S. Employer
Identification Number)

6600 Amelia Earhart Court
Las Vegas, NV
(Address of Principal Executive Office)

89119
(Zip Code)

(702) 260-9305
(Registrant's Executive Office Telephone Number)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT

On July 30, 2003, the board of directors of the Registrant, consisting of Constance Koplow and Claudia Wichinsky, appointed Thomas Nieman and Marta Barone as new directors of the Registrant to serve until the next annual meeting of shareholders, or until their successors have been elected. Following the new appointments, Ms. Koplow and Ms. Wichinsky resigned as board members. In addition, Glenn Wichinsky resigned as the Registrant's President, Secretary and Treasurer and Richard M. "Mick" Hall was appointed as President, Secretary and Treasurer of the Registrant.

On August 1, 2003, Richard M. "Mick" Hall was appointed as chairman of the board. Mr. Hall concurrently resigned as Secretary and Treasurer and the board of directors appointed Heather M. Hall (spouse of Mr. Hall) as Secretary and Treasurer of the Registrant.

Effective September 29, 2003 the Registrant completed a tri-party merger between Global Gaming Technologies, Inc., a Nevada Corporation ("GGTI"), a wholly owned subsidiary of the Registrant, and Left Right Marketing & Technology, Inc., a Nevada corporation ("LRMT-NV"), whereby the Registrant issued 36,390,000 shares of its restricted common stock in exchange for 100% of LRMT-NV outstanding common stock. Pursuant to the terms of the merger, LRMT-NV merged with GGTI wherein GGTI ceased to exist and LRMT-NV became a wholly owned subsidiary of the Registrant.

Pursuant to current Delaware law the Registrant did not need the approval of its shareholders to consummate the Merger.

A copy of the Agreement and Plan of Merger and the Certificate of Merger among the Registrant, GGTI and LMRT-NV are filed as exhibits to this Current Report and are incorporated in their entirety herein.

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS

Pursuant to the terms and conditions of the merger, the Registrant issued 36,390,000 shares of its restricted common stock in exchange for 100% of LMRT-NV's outstanding common stock. LMRT-NV will now operate as a wholly owned subsidiary of the Registrant.

The Registrant's primary motivation for the merger was to obtain, from LRMT, the right to acquire Crazy Grazer LLC, a Nevada limited liability company currently operating an online shopping mall web site, www.crazygrazer.com. The Registrant entered into a binding letter of intent with Crazy Grazer on September 29, 2003 and anticipates completion of a definitive agreement by mid-October. Closing of the Crazy Grazer transaction will be dependant on the receipt of audited financial statements of Crazy Grazer from inception and other terms and conditions consistent with a transaction of this nature. A copy of the letter of intent with Crazy Grazer is attached hereto as an Exhibit.

ABOUT LEFT RIGHT MARKETING & TECHNOLOGY, INC. (NV)

The following discussion relating to LRMT-NV contains forward-looking statements. Forward-looking statements are only predictions. The forward-looking events discussed in this section may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions. The Registrant is not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this section made from time to time by the Registrant and/or LRMT-NV or its representatives, might not occur.

LRMT-NV, was formed on June 12, 2003, as a Nevada corporation, and has no substantial assets or liabilities except for a Binding Letter of Intent that was executed on September 29, 2003 with Crazy Grazer LLC. ("Crazy Grazer") which offers products for sale through its premium e-commerce shopping mall web site, www.crazygrazer.com.

LRMT-NV's Mission

LRMT-NV's mission is to build the world's most brand-centric, customer-friendly online shopping mall, where customers can buy virtually anything they are looking for, in an environment that delivers a buying experience consistent with their favorite mall or specialty store, and present products in a manner that is consistent with their brand and to offer its customers the world's largest selection of products and services.

LRMT-NV intends to accomplish its mission through the acquisition of Crazy Grazer, LLC, which owns and operates the website www.CrazyGrazer.com, an online shopping mall.

CrazyGrazer.com is the brainchild of co-founders Richard M. "Mick" Hall, a leader in the field of brand development, and Dan Dietrich, a seasoned developer of online stores.

Prior to joining the Registrant as CEO, president and chairman, Mr. Hall founded and ran a brand development agency, Hall Communications, Inc., where he worked with companies such as Baywatch Productions, Caesars Palace, DirecTV, Don King Productions, Fox Broadcasting, Hard Rock Hotel and Casino, Hilton Hotels Corporation, Hyatt Hotel Corporation, Kodak Entertainment, La-Z-Boy, Showcase Shoppes, NASCAR Café, Paramount Theme Parks, Planet Hollywood, RCA Consumer Electronics, SEGA, Sirius Satellite Radio, Sunkist Growers, Top Rank Boxing, Warner Brothers Records, WB Restaurants, Virgin Interactive and 1-800-Collect.

Prior to the launch of CrazyGrazer.com in December of 2002, Mr. Dietrich spent the previous five years directing the development and operation of several multi-million dollar online merchants, where he developed strong relationships with marketing partners goto.com, overture.com, google.com, yahoo.com and aol.com.

In late 2002, CrazyGrazer.com launched the "beta version" (CG 1.0) of their web-based shopping mall. Starting with a limited product offering, CrazyGrazer.com spent the first six months of 2003 refining their business practices to find the most effective and efficient methods of competing in this highly lucrative and competitive commercial arena.

The Registrant has identified five key "mission critical" components to operating a successful online store. They are;

(1)   attracting and retaining customers;

(2)   converting visitations to sales;

(3)   developing and maintaining strong banking relationships;

(4)   developing and maintaining strong supplier relationships; and

(5)   shipping products in a timely and efficient manner.

The decision to enter into the Binding Letter of Intent with Crazy Grazer LLC, was due largely to their ability to execute on each of these five points.

Attracting and Retaining Customers

The ability to attract customers is paramount to the success of any retail operation. Millions of dollars have been spent over the past several years developing state-of-the-art web sites that no one visits. Unless a company has the ability to drive traffic to its web site, failure is certain. CrazyGrazer.com currently implements a proprietary process that enables them to analyze online traffic and purchasing trends, and react accordingly. CrazyGrazer.com was able to attract more than 1 million visits within the first 90 days of the launch of their beta store.

GrazyGrazer.com retains customers through the development of meaningful relationships with each customer that includes a comprehensive customer affinity program and customer relationship management (CRM).

Communicating CrazyGrazer.com's key points of differentiation in a way that is relevant to their consumers will play a key role in the continued growth and retention of their community of customers. In conjunction with the launch of the latest version of their site (CG 3.0), CrazyGrazer.com is launching a national brand awareness campaign. Rock Newman, President/ CEO of Crazy Grazer LLC, is officially kicking off this campaign by introducing CrazyGrazer.com to the listeners of "IMUS in the Morning," while appearing as a guest on October 1, 2003. IMUS in the Morning is a nationally syndicated radio show with 96 affiliates nationwide in 69 markets, simultaneously broadcast on MSNBC, a cable network reaching 276,000 total households.

Convert Visitations to Sales

The ability to convert CrazyGrazer.com visitors to paying customers is critical. The primary factors that will determine the conversion rate are the product offering, site functionality, overall look-and-feel of the site and the effectiveness of the CrazyGrazer.com brand.

Product Offering

In order to maximize the effectiveness of an online shopping site, it is important to have a comprehensive product selection that meets the needs of diverse customers, at prices that are equal to or below customer's perceived value. CrazyGrazer.com's strategy is to generate sales by thoughtfully enhancing the perception and value of product offering, as opposed to focusing on offering the lowest possible prices.

Functionality

An effective online shopping mall must be functional. The CrazyGrazer.com site is built on a robust e-commerce enterprise platform and meets or exceeds the functionality of major e-commerce sites. Statistics support the fact that people feel more comfortable purchasing products from Internet sites that function well. CrazyGrazer.com is positioned to consistently exceed this expectation.

Look and Feel

CrazyGrazer.com is simple to use, and "feels good" due to the fact that they spent a great deal of time and resource on the overall look and feel of the site, which encourages visitors to purchase by heightening the perceptive value of the product offering rather than providing the lowest prices on the Internet.

Effectiveness of the Brand

Strong brands are built by controlling consumer perceptions and managing customer experiences. CrazyGrazer.com's number one objective is to build a strong "CrazyGrazer.com" brand that has meaning and relevance to their customers, and to strongly support the individual brands of the products that they carry through their brand-centric approach to online shopping. This is in sharp contrast to their competitors.

Banking Relationships

It is important to develop a strong relationship with a merchant bank that has the ability and desire to be involved with an e-commerce company processing high volumes of transactions. CrazyGrazer.com entered into an agreement with PAGO, a subsidiary of Deutsche Bank AG Frankfurt, to process merchant credit card transactions.

Supplier Relationships

Supplier and product manufacturers are conservative by nature. They typically recognize the value of their brands and are often discouraged by the manner in which the vast majority of online stores represent their products. CrazyGrazer.com is sensitive to these concerns and has addressed them through the implementation of its brand-centric approach.

<u>Shipping</u>

CrazyGrazer.com must provide quick, inexpensive, easy shipping. Many of the consumers that visit an Internet store with the intent to purchase leave without buying anything because the shipping is either too expensive or the product would take too long to arrive. CrazyGrazer.com has resolved this by negotiating aggressive contracts with major carriers enabling them to ship products quickly and at a reduced rate.

Competition

The overall online retail environment is intensely competitive. LRMT-NV's current potential competitors include: (1) online retailers offering a broad base of products; (2) online retailers offering a limited base of products; (3) physical-world retailers that are also selling their products online and via mail order and/or direct marketing; (4) mail order and direct marketing retailers; and (5) web search engines and web portals that are involved in online commerce.

Marketing Technology

Today, virtually 100% of online shopping is done via PC, either at home or at work. In addition to competing in the existing Internet space, LRMT-NV's business model will employ several revolutionary e-commerce marketing strategies that will enable it to build the world's most brand-centric, customer friendly online shopping mall experience.

Personnel

The Registrant currently has 3 full time employees. Should the Crazy Grazer acquisition occur, the Registrant will have approximately 35 full time and 3 part time employees.

Risk Associated with the Acquisition of Crazy Grazer

As a result of our recent signing of a binding letter of intent with Crazy Grazer LLC, we have focused all our management activities on the completion of the merger with Crazy Grazer. The merger is subject to our review of completed audited financial statements of Crazy Grazer and the formal definitive agreement is anticipated to include representations and warranties with respect to the business, property and financial condition of Crazy Grazer, along with other normal conditions for closing. In the event we are unsuccessful in closing the merger with Crazy Grazer, we will be seeking other acquisition or merger activities; however, there is no assurance that we will be successful in such activities.

PRINCIPAL STOCKHOLDERS

The following table presents information, to the best of the Registrant's knowledge, about the beneficial ownership of its common stock on September 30, 2003, after the consummation of the merger, relating to the beneficial ownership of the Registrant's common stock by those persons known to beneficially own more than 5% of the Registrant's capital stock and by its directors and executive officers.

The percentage of beneficial ownership for the following table is based on 41,656,212 shares of common stock outstanding as of the effective time of the merger.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days after closing of the merger through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

Name of Beneficial Holder (1)	Number of Shares	Percent Of Class (2)
Richard M. "Mick" Hall (3) CEO, President and Chairman	20,500,000	49%
Heather M. Hall (4) Secretary/Treasurer	--	--
Thomas Nieman Director	1,000,000	2%
Marta Barone Director	0	0%
Eugene R. "Rock" (5) & Demetria A. Newman Beneficial Owners	10,000,000	24%
All Beneficial Owners, Directors & Officers as a Group	31,500,000	75%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

(2) Figures are rounded to the nearest percentage.

(3) Includes 500,000 shares held by Hall Communications in which Richard M. "Mick" Hall is President and Chairman of the Board.

(4) Heather Hall is the spouse of Richard M. "Mick" Hall. 20,000,000 of the shares are held jointly.

(5) Rock Newman is the CEO/President and a member of Crazy Grazer LLC.

MANAGEMENT

On July 30, 2003, the board of directors of the Registrant, consisting of Constance Koplow and Claudia Wichinsky, appointed Thomas Nieman and Marta Barone as new directors of the Registrant to serve until the next annual meeting of shareholders, or until their successors have been elected. Following the new appointments, Ms. Koplow and Ms. Wichinsky resigned as board members. In addition, Glenn Wichinsky resigned as the Registrant's President, Secretary and Treasurer and Richard M. "Mick" Hall was appointed as President, Secretary and Treasurer of the Registrant.

On August 1, 2003, Richard M. "Mick" Hall was appointed as chairman of the board. Mr. Hall concurrently resigned as Secretary and Treasurer and the board of directors appointed Heather M. Hall (spouse of Mr. Hall) as Secretary and Treasurer of the Registrant.

Information as to the directors and executive officers of the Registrant is as follows:

Name	Age	Positions and Offices with LMRT (DA) Post Merger
Richard M. "Mick" Hall	37	CEO, President and Chairman
Thomas Nieman	54	Director
Marta Barone	43	Chief Operating Officer and Director
Heather M. Hall	35	Secretary/Treasurer

Richard Michael "Mick" Hall, CEO, President and Chairman of the Board

Mr. Hall founded Left Right Marketing & Technology, Inc. a Nevada Corporation in August of 2003, which was subsequently merged with the Registrant. Prior to joining the Registrant, he was President/CEO of Hall Communications, Inc., a brand development agency he founded in 1991 with offices in Las Vegas and Los Angeles. Between 1991 and 2003, Mr. Hall formed a number of marketing related companies, including Crazy Grazer, LLC, owners and operators of CrazyGrazer.com, an online shopping mall, which recently signed a Binding Letter of Intent to be acquired by the Registrant. Mr. Hall is the spouse of Heather Hall, Secretary/Treasurer of the Corporation.

Tom Nieman, Director

Mr. Nieman is a director of the Registrant and Vice President of Hall Communications, Inc., a Nevada based brand development firm, where he is in charge of all of their new business initiatives. Prior to joining Hall Communications, Mr. Nieman was Vice President of Marketing and Sales for Shuffle Master Inc., (NASDAQ: SHFL) where he was responsible for marketing all of their products as well as the development and worldwide launch of the Let It Ride Tournament casino table game. Prior to Shuffle Master, he held the position of Vice President of Marketing at Bally Gaming International, Inc. Mr. Nieman was also a partner in the marketing research firm, Iltis Nieman & Associates, and was Director of New Business for Bally Manufacturing Corporation.

Marta Barone, Chief Operating Officer and Director

Ms. Barone is Chief Operating Officer and a director of the Registrant. Prior to joining the Registrant, she was Chief Operating Officer of Hall Communications, Inc., a Nevada based brand development firm. Prior to joining Hall Communications, she directed media at R&R Advertising in Las Vegas. Ms. Barone worked for International Paper for 10 years, where she was the Director of Purchasing for 22 of the company's locations.

Heather M. Hall, Secretary/Treasurer

Ms. Hall is Secretary/Treasurer of the Registrant. Prior to joining the Registrant, for ten years she acted as General Manager and partner in Hall Communications, Inc., a Nevada based brand development firm. Ms. Hall is the spouse of Mick Hall, CEO, President and Chairman of the Registrant.

ITEM 5.   OTHER EVENTS

On July 7, 2003, the holders of a majority of the Registrant's outstanding shares of Common Stock (14,085,213 shares or 53.51%) approved amending our Certificate of Incorporation to:

1. change the Registrant's name to Left Right Marketing Technology, Inc.

2. increase our authorized capital to 100,000,000 shares of common stock, $0.001 par value per share, and 25,000,000 shares of preferred stock, $0.001 par value per share.

3. approve a 5 for 1 reverse split of our outstanding common stock.

On July 30, 2003, the Registrant filed an amendment to its Certificate of Incorporation to effectuate the above changes. However, the original certificate of amendment filed with the Delaware Secretary of State contained several typographical errors, therefore, on September 29, 2003 a new Certificate of Amendment was filed in Delaware. A copy of the corrected Certificate of Amendment is attached hereto as an Exhibit

As a condition subsequent to closing of the merger, certain related party accounts payable and notes payable of the Registrant in the amount of $2,245,800 are to be exchanged for approximately 2,800,000 shares of restricted common stock. The Registrant is in the process of finalizing the definitive agreements to accomplish the stock-for-debt exchange. The Registrant intends to file a Form 8-K when the agreements are finalized.

Press Release

On September 30, 2003, the Registrant issued a press release disclosing the merger and its intended new business strategy. In addition, the press release disclosed the anticipated upcoming appearance of Rock Newman, CEO of Crazy Grazer, on the nationally syndicated Don Imus radio show on Wednesday, October 1st to discuss Crazy Grazer's ambitious business strategy. A copy of the press release is attached hereto as an Exhibit.

ITEM 6.   RESIGNATIONS OF DIRECTORS AND EXECUTIVE OFFICERS

On July 30, 2003, the board of directors of the Registrant, consisting of Constance Koplow and Claudia Wichinsky, appointed Thomas Nieman and Marta Barone as new directors of the Registrant to serve until the next annual meeting of shareholders, or until their successors have been elected. Following the new appointments, Ms. Koplow and Ms. Wichinsky resigned as board members. In addition, Glenn Wichinsky resigned as the Registrant's President, Secretary and Treasurer and Richard M. ("Mick") Hall was appointed as President, Secretary and Treasurer of the Registrant.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

The Registrant intends to file a copy of the audited financial statements for LRMT-NV, a Nevada corporation, for the period required by Item 310 of Regulation S-B, as an amendment to this report within sixty (60) days from the filing of this report.

2(a)	Agreement and Plan of Merger between Left Right Marketing Technology, Inc. (DE), Global Gaming Technologies, Inc. (NV) and Left Right Marketing & Technology, Inc. (NV)
3(i)(a)	Certificate of Amendment for Left Right Marketing Technology, Inc. (DE)
3(i)(b)	Articles of Incorporation for Left Right Marketing & Technology, Inc (NV)
3(i)(c)	Certificate of Merger between Global Gaming Technologies, Inc. (NV) and Left Right Marketing & Technology, Inc (NV)
3(ii)(a)	Bylaws for Left Right Marketing Technology, Inc. (DE)
3(ii)(b)	Bylaws for Left Right Marketing & Technology, Inc (NV)
10	Letter of Intent between Crazy Grazer and Left Right Marketing & Technology, Inc.
99	Press Release dated September 30, 2003

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K/A to be signed on its behalf by the undersigned hereunto duly authorized.

LEFT RIGHT MARKETING TECHNOLOGY, INC.

By _____
Richard M. "Mick" Hall, CEO/President

Date: September 30, 2003